UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

            (Mark One)
☑  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2017
OR
☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE RETIREMENT SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
44 Farnsworth Street
Boston, MA

GE RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2017 and 2016
(With Report of Independent Registered Public Accounting Firm Thereon)

GE RETIREMENT SAVINGS PLAN
December 31, 2017 and 2016
Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2017 and 2016	4

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2017 and 2016	5

Notes to Financial Statements	6 - 18

Supplemental Schedule: (i)
Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2017	19 - 23

(i) Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and General Electric Company, as Administrator
GE Retirement Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the GE Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
KPMG LLP

We have served as the Plan's auditor since 1959.
Albany, New York
June 14, 2018

GE RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2017 and 2016
(in thousands)

	2017	2016
Assets:

Investments at fair value (notes 4 and 5)	$27,760,962	$29,063,617
Notes receivable from participants	390,087	407,309
Employer contribution receivable	4,034	3,448
Accrued dividends and interest	37,015	83,292
Other assets	26,724	35,695
Total assets	28,218,822	29,593,361

Liabilities:

Other liabilities	21,625	25,079
Total liabilities	21,625	25,079

Net assets available for plan benefits	$28,197,197	$29,568,282

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2017 and 2016
(in thousands)

	2017	2016
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(2,275,817)	$1,258,985
Interest and dividend income:
Common stock	264,384	322,885
Registered investment companies	755,977	351,225
Other investments	26,269	18,992
	(1,229,187)	1,952,087

Interest on notes receivable from participants	16,523	18,157

Contributions:
Employee	1,010,309	1,084,832
Employer	463,904	487,102
	1,474,213	1,571,934

Total additions	261,549	3,542,178

Deductions from net assets attributed to:
Participant withdrawals	3,179,909	2,627,268

Net increase (decrease) before asset transfers	(2,918,360)	914,910

Transfers from other qualified plans (note 3)	1,547,275	—

Net increase (decrease) after asset transfers	(1,371,085)	914,910

Net assets available for plan benefits at:
Beginning of year	29,568,282	28,653,372
End of year	$28,197,197	$29,568,282

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(1)	Description of the Plan
The GE Retirement Savings Plan (the “Plan”) is a defined contribution plan sponsored by General Electric Company (the “Company”).
The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The assets of the Plan are held in and invested through the GE Retirement Savings Trust (the “Trust”).
Fidelity Investments® is the Plan’s recordkeeper. The Plan Trustees have appointed Fidelity Management Trust Company (“FMTC”) as the directed Trustee of the Trust.
On July 1, 2016, the Company announced that it had completed the sale of the asset management and advisory services business conducted by GE Asset Management Incorporated ("GEAM") and certain of its subsidiaries to State Street Corporation ("SSC") (the "Transaction").
In connection with the Transaction, GEAM was replaced as the investment adviser by (1) SSGA Funds Management, Inc. ("SSGA FM"), an affiliate of SSC, for three of the Plan’s investment options (collectively the "GE Institutional Funds"); (2) SSGA FM for two of the Plan’s investment options (collectively the "RSP Mutual Funds"); and (3) State Street Global Advisors ("SSGA"), an affiliate of SSC, for one of the Plan’s investment options. SSGA subsequently assigned the relevant advisory agreement to SSGA Trust Company.
Additionally, in connection with the Transaction, there were changes to the GE Institutional Funds’ names effective on or about November 30, 2016. GE Institutional International Equity Fund, GE Institutional Strategic Investment Fund and GE Institutional Small-Cap Equity Fund changed to State Street Institutional International Equity Fund, State Street Institutional Strategic Investment Fund and State Street Institutional Small-Cap Equity Fund, respectively. The State Street Institutional Strategic Investment Fund was eliminated from the Plan's investment options on November 30, 2017.
There were no changes in the investment objectives or policies of any of the RSP investment options or any changes to RSP benefits in connection with the Transaction.
BlackRock Institutional Trust Company, N.A. (“BlackRock”) is the investment adviser to six of the Plan’s investment options, which include passively managed funds in equity and fixed income classes (collectively referred to herein as the “Index Funds”). AllianceBernstein, L.P. (“AllianceBernstein”) is the investment adviser to the Plan’s suite of thirteen Target Retirement Date Funds. SSGA Trust Company is the investment manager for the GE RSP Government Money Market Fund. Evercore Trust Company, N.A. (“Evercore”) was the independent fiduciary and investment manager for the Synchrony Stock Fund prior to its liquidation in November 2016. State Street Bank and Trust Company is the custodian of all Plan assets except for the GE Stock Fund, the Index Funds and the U.S. Bond Fund (as defined below). FMTC is the custodian of the GE Stock Fund. FMTC was also the custodian of the Synchrony Stock Fund prior to its liquidation. Blackrock is the custodian of the Index Funds holdings. The Federal Reserve Bank is the custodian of the United States Savings Bonds in the U.S. Bond Fund.
The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the GE Retirement Savings Plan document (the “Plan Document”). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.
Employee Contributions and Investment Options
Eligible employees of the Company and participating affiliates may participate in the Plan by investing up to 30% of their eligible earnings in one or more of the following investment options:

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(a)
General Electric Common Stock Fund (the “GE Stock Fund”) – The GE Stock Fund invests at least 98% of its assets in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Stock Fund’s estimated liquidity needs.

(b)
GE RSP Income Fund (the “Income Fund”) – The Income Fund managed by SSGA FM seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(c)
GE RSP U.S. Equity Fund (the “U.S. Equity Fund”) – The U.S. Equity Fund managed by SSGA FM seeks long-term growth of capital and income by primarily investing in equity securities of U.S. companies, such as common and preferred stocks.

(d)
State Street Institutional International Equity Fund, formerly GE Institutional International Equity Fund (the “International Fund”) – The International Fund managed by SSGA FM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks. The International Fund invests primarily in companies in both developed and emerging market countries outside the United States.

(e)
State Street Institutional Small-Cap Equity Fund, formerly GE Institutional Small-Cap Equity Fund (the “Small-Cap Fund”) – The Small-Cap Fund managed by SSGA FM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities of smaller companies, such as common and preferred stocks.

(f)
State Street Institutional Strategic Investment Fund, formerly GE Institutional Strategic Investment Fund (the “Strategic Investment Fund”) – The Strategic Investment Fund managed by SSGA FM seeks maximum total return (total return includes both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash. The Strategic Investment Fund was liquidated in November 2017 and eliminated as an investment option. Proceeds were invested in the Target Retirement Fund consistent with the participant’s age.

(g)
Non-U.S. Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Morgan Stanley Capital International All Country World Index (“MSCI ACWI”) ex-U.S. Net Dividend Return Index by investing in a portfolio of international equity securities to approximate, as closely as practicable, the capitalization weighted total rates of return of the markets in certain countries for publicly traded equity securities.

(h)
U.S. Aggregate Bond Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Bloomberg Barclays U.S. Aggregate Bond Index by investing in a representative sample of securities that collectively has an investment profile similar to the index.

(i)
U.S. Large-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P 500 Index by investing in large companies within the United States.

(j)
U.S. Mid-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P Mid-Cap 400 Index by investing in medium-sized companies within the United States.

(k)
U.S. Small-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Russell 2000 Index by investing in smaller companies within the United States.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(l)
U.S. Treasury Inflation-Protected Securities Index Fund (the “U.S. TIPS Index Fund”) – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Bloomberg Barclays U.S. Treasury Inflation-Protected Securities Index by investing in substantially all of the securities that make up the index.

(m)
GE RSP Short-Term Interest Fund (the “ST Interest Fund”) – The ST Interest Fund managed by SSGA Trust Company seeks to preserve principal and achieve a market-related interest rate of return by investing primarily in a variety of investment-grade debt securities, such as U.S. government securities, asset-backed securities, corporate bonds and money market instruments.

(n)
GE RSP Government Money Market Fund (the “Money Market Fund”) – The Money Market Fund managed by SSGA Trust Company seeks a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing at least 99.5% of its net assets in short-term U.S. government securities, cash and/or repurchase agreements that are collateralized by cash or U.S. government securities.

(o)
United States Savings Bonds (the “U.S. Bond Fund”) – The Savings Bonds available under this option are Series “EE” Savings Bonds issued by the U.S. Treasury. The Savings Bonds mature 30 years after their issue date and earn interest based on market yields for Treasury securities. Each May 1 and November 1, the U.S. Government sets the rates for the Savings Bonds that apply for the next six months. Principal and accrued interest are credited when the Savings Bond is redeemed or on its maturity date. Amounts held in the participant’s account insufficient to purchase a Savings Bond are invested in money market instruments and other short-term debt securities. The U.S. Bond Fund was liquidated in June 2017 and eliminated as an investment option. Proceeds were invested in the Money Market Fund.

(p)
Target Retirement Date Funds (the “TRD Funds”) – The TRD Funds are daily valued separate accounts managed by AllianceBernstein. The investment objective of each TRD Fund is to seek the highest total return (total return includes capital appreciation and income) over time consistent with an appropriate degree of risk, and a specified allocation among various types of assets. To achieve its investment objective, each TRD Fund invests in a combination of underlying investment funds representing a variety of asset classes (the “Underlying Funds”). A TRD Fund’s asset allocation changes over time and is expected to gradually shift from a combination of Underlying Funds that emphasizes investment in stocks to a combination of Underlying Funds and invests in bonds, stocks, and short-term investments. Approximately 15 years after the target retirement date, the target asset allocation is expected to reach a “landing point” and become static. The suite of Target Retirement Date Funds includes the following:

Target Retirement Income Fund     2025 Target Retirement Date Fund     2050 Target Retirement Date Fund
2005 Target Retirement Date Fund    2030 Target Retirement Date Fund     2055 Target Retirement Date Fund
2010 Target Retirement Date Fund    2035 Target Retirement Date Fund     2060 Target Retirement Date Fund
2015 Target Retirement Date Fund    2040 Target Retirement Date Fund
2020 Target Retirement Date Fund    2045 Target Retirement Date Fund

(q)
Synchrony Stock Fund – The Synchrony Stock Fund was established on November 23, 2015 as a temporary investment option in connection with the Company’s one-time offer in 2015 to exchange shares of Synchrony Financial common stock for shares of GE common stock.  The Synchrony Stock Fund invested at least 95% of its assets in Synchrony Financial common stock, with the remainder held in cash or cash equivalents to provide for the Synchrony Stock Fund’s estimated liquidity needs.  As required by the terms of the Plan, the Synchrony Stock Fund was liquidated in November 2016 and eliminated as an investment option. Proceeds were invested in the TRD Fund consistent with the participant’s age.

The GE Stock Fund, Income Fund, U.S Equity Fund, International Fund, Small-Cap Fund, Strategic Investment Fund, Index Funds, ST Interest Fund, Money Market Fund, U.S. Bond Fund, the TRD Funds and the Synchrony Stock Fund are collectively referred to herein as the “Funds”.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

The Income Fund, U.S. Equity Fund, International Fund, Small-Cap Fund and Strategic Investment Fund are registered investment companies subject to specific disclosure and other requirements. The following Plan information is available to participants and eligible employees upon request or may be obtained online at the Plan’s website: audited financial statements and prospectuses or other disclosure documents of the registered investment companies; fund profiles for the GE Stock Fund, ST Interest Fund, Money Market Fund, U.S. Bond Fund, Index Funds, TRD Funds and the Synchrony Stock Fund; and the GE Retirement Savings Plan Supplemental Information document containing certain information regarding all Funds. Certain of the above documents comprising this Plan information are also affirmatively provided to participants and eligible employees in compliance with the requirements of the Department of Labor.
The Plan permits participants to invest compensation on which income taxes have and have not been paid (“after-tax” and “pre-tax”, respectively). The United States Internal Revenue Code (“IRC”) limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $18,000 in 2017 and 2016. For participants who were at least age 50 during the year, the limit was generally $24,000 in 2017 and 2016. The Plan also permits participants to make Roth contributions, which are combined with pre-tax contributions for purposes of these limits.
Participants may switch their investment balances (including rebalancing) up to 12 times each quarter. Restrictions on such switches include a prohibition against switching balances into the U.S. Bond Fund and certain restrictions on a participant’s ability to engage in frequent trading in response to Securities and Exchange Commission requirements governing mutual funds.
Employer Contributions
The Plan generally provides for employer matching contributions of 50% of employees’ contributions of up to 7% of their earnings, that is, a 3.5% maximum matching contribution. For certain eligible employees, whose first day of work was on or after January 1, 2005, such matching contributions are generally 50% of employees’ contributions of up to 8% of earnings, that is, a 4% maximum matching contribution.
Certain eligible salaried employees (whose first day of work is on or after January 1, 2011) and certain eligible production employees (whose first day of work is on or after January 1, 2012) also receive a Company Retirement Contribution generally equal to 3% of their earnings, irrespective of any employee contributions.  Those production employees may also be eligible for an Additional Company Retirement Contribution (“ACRC”) equal to $600 per year credited in the following January and a one-time additional $300 for a total of $900 credited in January 2016.  Hereinafter, the Company Retirement Contribution and the ACRC shall be referred to collectively as “Company Retirement Contributions” (“CRCs”).  The CRCs are in addition to the employer matching contribution.  A participant who does not have a regular investment election on file will be electing to invest the CRCs in the TRD Fund consistent with the participant’s age.
Newly hired non-union employees who are eligible for CRCs and who have not made an affirmative election regarding the amount (if any) of their own savings are automatically enrolled as electing to contribute 8% of eligible pay as pre-tax contributions. This election entitles these employees to the maximum 4% matching contribution. A participant who does not have a regular investment election on file will be electing to invest these contributions in the TRD Fund consistent with the participant’s age. These elections can be changed at any time before or after the employee is automatically enrolled.
Effective January 1, 2016, the Plan was amended to automatically enroll current and newly hired union employees who are eligible for CRCs and who have not made an affirmative election regarding the amount (if any) of their own savings as electing to contribute 2% of eligible pay as pre-tax contributions. This election entitles these employees to a 1% matching contribution. A participant who does not have a regular investment election on file will be electing to invest these contributions in the TRD Fund consistent with the participant’s age. These elections can be changed at any time before or after the employee is automatically enrolled.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Rollovers from Other Qualifying Plans
Subject to Company approval, participants may elect to rollover amounts from other qualifying plans or arrangements in accordance with the IRC. For the years ended December 31, 2017 and 2016, rollovers from other qualifying plans or arrangements were $75.3 million and $85.9 million, respectively, and are included in employee contributions in the statements of changes in net assets available for plan benefits.
Withdrawals
Subject to certain limitations prescribed by the Plan and the IRC, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments. Employed participants may make regular withdrawals and certain hardship withdrawals from their participant accounts (except with respect to amounts attributable to any CRCs). Effective July 1, 2017, the Plan was amended to eliminate restrictions on the number and dollar amount of partial termination withdrawals and regular withdrawals, and to allow for age 59 ½ and disability withdrawal options.
Notes Receivable from Participants
The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts (except with respect to amounts attributable to any CRCs, which are not available for loans). Subject to certain IRC and Plan limits, a participant may not borrow more than the lesser of 50% of that participant’s available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The term of any loan is up to 4.5 years unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible. The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody’s Investors Service. The interest rates for new loans are fixed for the term of the loan.
Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check, or other such methods as may be required. Participants may repay the entire principal amount with written notice and without penalty. Partial prepayments in amounts not less than the regular repayment amount are permissible without penalty and without re-amortization of the remaining principal amount. A participant may have no more than two outstanding loans from the Plan at any time (subject to limited exceptions resulting from a plan merger).
In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of the default as ordinary income.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and CRCs (as applicable) and allocation of (a) employer matching contributions and (b) investment results. The benefit to which a participant is entitled is the value of the participant’s vested account.
Vesting
Participants are fully vested in their employee contributions, employer matching contributions and related investment results. Participants receiving CRCs and related earnings generally become vested in those amounts once the participant completes three years of service.
Forfeitures
During 2017 and 2016, forfeitures of approximately $15.4 million and $8.7 million, respectively, were used to reduce employer contributions in accordance with the terms of the Plan.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Plan Termination and Amendment
Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.
Administrative and Investment Advisory Costs
Administrative costs of the Plan and investment advisory costs for the GE Stock Fund, ST Interest Fund, the Money Market Fund and the Synchrony Stock Fund are generally borne by the Company. For the registered investment companies, the Index Funds, and the TRD Funds, investment advisers receive a management fee for providing investment advisory services. These management fees are reflected in interest and dividend income for the registered investment companies and in net appreciation in fair value of investments for the Index Funds and TRD Funds on the statements of changes in net assets available for plan benefits.
(2)    Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Investments
Plan investments are reported at fair value. See notes 4 and 5 for additional information.
Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is earned from settlement date and recognized on the accrual basis. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.
All portfolio securities of the Money Market Fund and any short-term money market instruments held by the ST Interest Fund with remaining maturities of sixty days or less at the time of purchase are valued on the basis of amortized cost, which approximates fair value.
More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the documents described above under “Employee Contributions and Investment Options” in note 1.

(c)	Fair Value Measurements
For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical investments in active markets.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3 - Significant inputs to the valuation model are unobservable.
The Company maintains policies and procedures to value investments using the best and most relevant data available. In addition, the Company retains independent pricing vendors to assist in valuing certain investments.
The following section describes the valuation methodologies used to measure investments at fair value.
When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities include common stock, registered investment companies, certain short-term money market instruments, and U.S. Savings Bonds.
When quoted market prices are unobservable, pricing information is obtained from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The inputs and assumptions to the model of the pricing vendor are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data. Since many fixed income securities do not trade on a daily basis, the methodology of the pricing vendor uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing. The pricing vendor considers available market observable inputs in determining the evaluation for a security. Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information. These investments are included in Level 2 and primarily comprise securities in the ST Interest Fund.
The Money Market Fund securities are typically valued on the basis of amortized cost which approximates fair value and these are included in Level 2. If it is determined that amortized cost does not approximate fair value, securities may be valued based on dealer supplied valuations or quotations. In these infrequent circumstances, the pricing service may provide the Plan with valuations that are based on significant unobservable inputs, and in those circumstances, the investment securities are classified in Level 3.
Plan securities that are valued using techniques other than market quotations, particularly securities that are “fair valued,” are subject to valuation risk. The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities.
Annually, the Company conducts a review of the Plan’s primary pricing vendor to validate that the inputs used in that vendor’s pricing process are deemed to be market observable as defined in the standard. While the Company is not provided access to proprietary models of the vendor, the Company’s review has included on-site walkthroughs of pricing processes, methodologies and control procedures for each asset class for which prices were provided. The Company’s review also includes an examination of the underlying inputs and assumptions for a sample of individual securities across asset classes, credit rating levels and various durations. The Company believes that the prices received from the pricing vendor are representative of prices that would be received to sell the assets at the measurement date (exit price).
The Plan may use non-binding broker quotes as its primary basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. The Company has not adjusted the prices obtained from the brokers. Investment securities priced using non-binding broker quotes are included in Level 3. As is the case with the primary pricing vendor, third-party brokers do not provide access to their proprietary valuation models, inputs and assumptions.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Investments in collective funds held by the Plan, are generally valued using the net asset value (“NAV”) per share as a practical expedient for fair value provided certain criteria are met. The NAVs are determined based on the fair values of the underlying investments of the funds. Investments that are measured at fair value using the NAV as a practical expedient are not classified in the fair value hierarchy.
(d)    Notes Receivable from Participants
Loans to participants are recorded at the outstanding principal balance plus accrued interest.

(e)	Participant Withdrawals
Participant withdrawals are recorded when paid. Included in participant withdrawals are GE common stock cash dividends paid to participants of approximately $30.0 million and $36.8 million during 2017 and 2016, respectively.

(f)	Management Estimates and Assumptions
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(3)    Asset Transfers
The following assets were transferred into the Plan.

2017
(in thousands)

GE Asset Management Plan for Affiliated GE Companies	$1,190,404
GE Asset Maintenance Plan	332,400
Meridium, Inc. Employees’ Profit Sharing and 401(k) Plan	22,151
TriNet 401(k) Plan associated with Critical Technologies, Inc.	1,173
TriNet 401(k) Plan associated with ShipXpress, Inc.	1,058
TriNet 401(k) Plan associated with Bit Stew Systems (US) Inc.	89
$1,547,275
The Plan was amended to reflect the mergers and to preserve certain provisions with respect to the account balances transferred to the Plan.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(4)    Investments
A summary of the fair value of the Plan's investments at December 31, 2017 and 2016 follows.

	2017	2016

	(in thousands)
Common Stock:
GE Common Stock	$4,900,068	$10,566,428

Registered Investment Companies:
GE RSP Income Fund	1,777,820	1,848,758
GE RSP U.S. Equity Fund	3,850,832	3,477,196
State Street Institutional International Equity Fund	1,163,552	1,019,943
State Street Institutional Small-Cap Equity Fund	1,328,184	1,299,060
State Street Institutional Strategic Investment Fund	—	585,341
Total Registered Investment Companies	8,120,388	8,230,298

Collective Funds:(a)
Non-U.S. Equity Index Fund	2,037,953	1,028,277
U.S. Aggregate Bond Index Fund	1,468,424	819,493
U.S. Large-Cap Equity Index Fund	5,630,701	3,619,658
U.S. Mid-Cap Equity Index Fund	1,617,893	1,159,607
U.S. Small-Cap Equity Index Fund	1,155,818	736,780
U.S. Treasury Inflation-Protected Securities Index Fund	554,003	340,524
Total Collective Funds	12,464,792	7,704,339

Other Investments:(a)
Short-Term Money Market Instruments	227,100	297,597
U.S. Treasury and U.S. Government Agency Debt Obligations	1,680,110	1,899,180
Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities	368,504	302,572
U.S. Savings Bonds	—	63,203
Total Other Investments	2,275,714	2,562,552

Total investments at fair value	$27,760,962	$29,063,617

(a)	Target Retirement Date Funds are separate accounts that invest in a combination of Index Funds and the Money Market Fund representing a variety of asset classes. See note 1(p).

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the statements of net assets available for plan benefits. The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the GE Stock Fund, the Synchrony Stock Fund and the U.S. Bond Fund, which primarily invest in securities of a single issuer.
Investments other than the GE Stock Fund, the Money Market Fund, the Synchrony Stock Fund and the U.S. Bond Fund may use various financial instruments such as options and futures, commonly referred to as derivatives, as a substitute for taking a long or a short position in an underlying asset, to increase returns, or as part of a hedging strategy.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(5)	Fair Value Measurements
The Plan's investments measured at fair value on a recurring basis at December 31, 2017 follow.

	Level 1	Level 2	Level 3	Total
	(in thousands)
Investments
Common Stock	$4,900,068	$—	$—	$4,900,068
Registered Investment Companies	8,120,388	—	—	8,120,388
Other Investments:
Short-Term Money Market Instruments	3,070	224,030	—	227,100
U.S. Treasury and U.S. Government Agency Debt Obligations	—	1,680,110	—	1,680,110
Commercial Mortgage-Backed, Corporate Notes and
Asset-Backed Securities	—	368,504	—	368,504
Total Other Investments	3,070	2,272,644	—	2,275,714
	$13,023,526	$2,272,644	$—	15,296,170
Investments measured at net asset value (a)
Collective Funds				12,464,792
Total investments at fair value				$27,760,962

The Plan’s investments measured at fair value on a recurring basis at December 31, 2016 follow.

	Level 1	Level 2	Level 3	Total
	(in thousands)
Investments
Common Stock	$10,566,428	$—	$—	$10,566,428
Registered Investment Companies	8,230,298	—	—	8,230,298
Other Investments:
Short-Term Money Market Instruments	1,016	296,581	—	297,597
U.S. Treasury and U.S. Government Agency Debt Obligations	—	1,899,180	—	1,899,180
Commercial Mortgage-Backed, Corporate Notes and
Asset-Backed Securities	—	302,572	—	302,572
U.S. Savings Bonds	63,203	—	—	63,203
Total Other Investments	64,219	2,498,333	—	2,562,552
	$18,860,945	$2,498,333	$—	21,359,278
Investments measured at net asset value (a)
Collective Funds				7,704,339
Total investments at fair value				$29,063,617

(a)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for plan benefits.

Transfers into and out of levels are considered to occur at the beginning of the period. There were no transfers between level one and level two during the years ended December 31, 2017 and 2016.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(6)    Related Party Transactions (Parties-in-Interest)

The Plan’s recordkeeper, trustees, investment advisors and custodians described in note 1, as well as the Company and Plan participants, are each a “party in interest” to the Plan as defined by ERISA. Parties in interest to the Plan are noted in the Schedule H, Line 4i - schedule of assets. Any fees paid by the Plan with respect to those or other transactions are described in the GE Retirement Savings Plan Supplemental Information document. KPMG LLP, the auditor of the Plan’s financial statements, is also a party in interest.
(7)    Tax Status

The Internal Revenue Service has notified the Company by a letter dated April 24, 2014, that the Plan is qualified under the appropriate sections of the IRC and that the related trust is tax-exempt.  Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan’s current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.
The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution, the Company’s matching contribution, and CRCs are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment results may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.
U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. For the years ended December 31, 2017 and 2016, the Plan has not recognized a tax liability (or asset) related to uncertain tax positions.
The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

(8)    Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 14, 2018, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.
Effective January 1, 2018, the Plan was amended to credit the Company Retirement Contribution annually instead of each pay period for certain eligible employees, and to apply a 3-year vesting schedule to matching contributions for certain eligible employees who first day of work with the company participating in the Plan is on or after January 1, 2018. There are no changes with the respect to the timing or vesting of a participant’s own contributions.
The following plans were merged, or are anticipated to merge, into the Plan:
–Alstom, Inc. 401(k) Plan (February 2018)
–Wise.io, Inc. 401(k) Plan (June 2018)
–Biosafe America, Inc. 401(k) Plan (July 2018)

Effective May 1, 2018, BlackRock replaced AllianceBernstein as the manager of the TRD Funds. The composition of the Underlying Funds and the glidepath were also modified such that the “landing point” has become the target retirement date (rather than 15 years after that date).  In addition, the 2005 Target Retirement Date Fund, 2010 Target Retirement Date Fund and 2015 Target Retirement Date Fund were consolidated into the Target Retirement Income Fund.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(9)	Reconciliation of Financial Statements to Form 5500
Notes receivable from participants are classified as investments per Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants. However, these distributions remain a plan asset for purposes of these financial statements until a distributable event occurs and they are offset against plan assets.
A reconciliation of investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2017	2016
	(in thousands)

Total investments per financial statements	$27,760,962	$29,063,617

Total notes receivable per financial statements	390,087	407,309
Deemed distributions	(10,777)	(12,337)
Total notes receivable per Form 5500	379,310	394,972

Total investments per Form 5500	$28,140,272	$29,458,589

A reconciliation of total deductions from net assets per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2017	2016
	(in thousands)

Total deductions from net assets per financial statements	$3,179,909	$2,627,268
Deemed distributions offset against plan assets	(6,355)	(3,734)
New deemed distributions	4,795	6,789
Total expenses per Form 5500	$3,178,349	$2,630,323

A reconciliation of amounts per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2017	2016
	(in thousands)

Net assets available for plan benefits per the financial statements	$28,197,197	$29,568,282
Deemed distributions	(10,777)	(12,337)
Net assets available for plan benefits per the Form 5500	28,186,420	29,555,945

Total net increase (decrease) after asset transfers per the financial statements	$(1,371,085)	$914,910
Changes in deemed distributions	1,560	(3,055)
Total net gain (loss) per the Form 5500	$(1,369,525)	$911,855

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2017

Description		Shares	Fair Value*
Corporate Stocks - Common
GE Common Stock		280,806,190	$4,900,068,007	(g)

Registered Investment Companies
GE RSP Income Fund		153,923,770	1,777,819,545	(b),(g)
GE RSP U.S. Equity Fund		73,419,103	3,850,831,933	(b),(g)
State Street Institutional International Equity Fund		84,193,310	1,163,551,538	(b),(g)
State Street Institutional Small-Cap Equity Fund		68,077,116	1,328,184,526	(b),(g)
Total Registered Investment Companies			8,120,387,542

Collective Funds
Non-U.S. Equity Index Fund			2,037,953,438
U.S. Aggregate Bond Index Fund			1,468,423,900
U.S. Large-Cap Equity Index Fund			5,630,700,575
U.S. Mid-Cap Equity Index Fund			1,617,893,413
U.S. Small-Cap Equity Index Fund			1,155,817,741
U.S. Treasury Inflation-Protected Securities Index Fund			554,002,546
Total Collective Funds			12,464,791,613

Other Investments
	Rate of Interest	Maturity	Fair Value*
Short-Term Money Market Instruments
BNP Paribas S.A.	1.380%	1/2/2018	$36,030,000
Citigroup Global Markets, Inc.	1.390	1/2/2018	70,000,000
TD Securities USA LLC	1.390	1/2/2018	91,000,000
Merrill Lynch, Pierce, Fenner & Smith, Inc.	1.400	1/2/2018	27,000,000
State Street Corp.	0.120	1/2/2018	3,070,067	(b),(f),(g)
Total Short-Term Money Market Instruments			227,100,067

U.S. Treasury and U.S. Government Agency Debt Obligations
Federal Farm Credit Banks	1.350	11/14/2018	20,000,000	(d)
Federal Farm Credit Banks	1.438	8/30/2018	6,499,957	(d)
Federal Home Loan Banks	1.314	1/8/2018	35,002,363	(d)
Federal Home Loan Banks	1.564	3/28/2018	20,006,741	(d)
Federal Home Loan Banks	0.986	1/26/2018	15,000,000	(d)
Federal Home Loan Banks	1.023	2/9/2018	25,000,086	(d)
Federal Home Loan Banks	1.407	7/27/2018	35,000,710	(d)
Federal Home Loan Banks	1.399	1/29/2018	24,999,959	(d)
Federal Home Loan Banks	1.346	4/17/2018	30,000,000	(d)
Federal Home Loan Banks	1.407	4/26/2018	29,999,600	(d)
Federal Home Loan Banks	1.376	8/17/2018	12,100,825	(d)
Federal Home Loan Bank Discount Notes	1.099	1/9/2018	5,498,680	(c)
Federal Home Loan Bank Discount Notes	1.104	1/12/2018	3,498,840	(c)
Federal Home Loan Bank Discount Notes	1.308	2/2/2018	49,942,800	(c)
Federal Home Loan Bank Discount Notes	1.321	2/7/2018	26,963,925	(c)
Federal Home Loan Bank Discount Notes	1.320	2/9/2018	22,967,633	(c)
Federal Home Loan Bank Discount Notes	1.326	2/12/2018	14,977,163	(c)
Federal Home Loan Bank Discount Notes	1.331	3/2/2018	29,934,500	(c)
Federal Home Loan Bank Discount Notes	1.330	3/9/2018	49,878,330	(c)
Federal Home Loan Bank Discount Notes	1.348	3/14/2018	22,939,050	(c)
Federal Home Loan Bank Discount Notes	1.363	3/19/2018	7,977,071	(c)
Federal Home Loan Bank Discount Notes	1.362	3/21/2018	26,920,664	(c)
Federal Home Loan Bank Discount Notes	1.362	3/23/2018	29,909,618	(c)
Freddie Mac Discount Notes	1.301	2/23/2018	6,487,751	(c)
Freddie Mac Discount Notes	1.385	8/22/2018	35,000,000	(d)
Federal Home Loan Mortgage Corp.	7.000	11/1/2031	20,291
Federal Home Loan Mortgage Corp.	7.000	4/1/2032	221,400
Federal Home Loan Mortgage Corp.	7.000	6/1/2032	29,840
Federal Home Loan Mortgage Corp.	7.000	4/1/2036	74,947
Federal Home Loan Mortgage Corp.	7.500	1/1/2027	95,283
Federal Home Loan Mortgage Corp.	8.500	3/1/2027	5,430

See accompanying notes to schedule of assets on page 23.
- 20 -         (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2017

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
U.S. Treasury and U.S. Government Agency Debt Obligations
Federal Home Loan Mortgage Corp.	1.319%	1/8/2018	$9,150,426	(d)
Federal Home Loan Mortgage Corp.	1.123	7/17/2018	39,996,892	(d)
Federal Home Loan Mortgage Corp.	1.272	5/11/2018	24,600,000	(d)
Federal Home Loan Mortgage Corp.	2.427	12/15/2031	362,876	(d)
Federal National Mortgage Assoc.	4.500	2/25/2040	2,017,484	(d)
Fannie Mae Discount Notes	1.217	1/2/2018	77,997,594	(c)
Fannie Mae Discount Notes	1.152	1/3/2018	3,099,805	(c)
Fannie Mae Discount Notes	1.292	2/28/2018	6,985,677	(c)
U.S. Treasury Bills	1.067	1/4/2018	74,993,437	(c)
U.S. Treasury Bills	1.310	3/1/2018	74,841,970	(c)
U.S. Treasury Bills	1.264	1/18/2018	49,972,434	(c)
U.S. Treasury Bills	1.131	1/25/2018	49,963,045	(c)
U.S. Treasury Bills	1.261	2/15/2018	49,922,500	(c)
U.S. Treasury Bills	1.310	2/22/2018	29,944,245	(c)
U.S. Treasury Bills	1.315	3/8/2018	74,822,499	(c)
U.S. Treasury Bills	1.343	3/15/2018	79,786,556	(c)
U.S. Treasury Bills	1.371	3/22/2018	66,805,889	(c)
U.S. Treasury Bills	1.265	4/19/2018	14,944,200	(c)
U.S. Treasury Bills	1.388	5/17/2018	29,845,867	(c)
U.S. Treasury Bills	1.061	1/2/2018	24,999,277	(c)
U.S. Treasury Notes	0.640	1/31/2018	14,753,809	(d)
Federal National Mortgage Assoc.	1.326	1/11/2018	8,000,575	(d)
Federal National Mortgage Assoc.	7.000	3/1/2029	41,014
Federal National Mortgage Assoc.	7.000	6/1/2031	13,334
Federal National Mortgage Assoc.	7.000	10/1/2031	227,660
Federal National Mortgage Assoc.	7.000	4/1/2033	24,764
Federal National Mortgage Assoc.	7.000	11/1/2033	218,933
Federal National Mortgage Assoc.	7.000	3/1/2034	17,318
Federal National Mortgage Assoc.	7.000	6/1/2034	36,726
Federal National Mortgage Assoc.	7.000	1/1/2035	121,418
Federal National Mortgage Assoc.	7.000	5/1/2035	77,842
Federal National Mortgage Assoc.	7.000	5/1/2035	208,708
Federal National Mortgage Assoc.	7.000	1/1/2036	225,496
Federal National Mortgage Assoc.	7.000	4/1/2036	100,847
Federal National Mortgage Assoc.	7.500	11/1/2021	8,600
Federal National Mortgage Assoc.	7.500	1/1/2025	39,656
Federal National Mortgage Assoc.	7.500	7/1/2027	28,363
Federal National Mortgage Assoc.	7.500	10/1/2030	22,766
Federal National Mortgage Assoc.	7.500	2/1/2031	67,202
Federal National Mortgage Assoc.	7.500	6/1/2032	73,283
Federal National Mortgage Assoc.	7.500	4/1/2033	43,980
Federal National Mortgage Assoc.	7.500	11/1/2033	24,819
Federal National Mortgage Assoc.	7.500	3/1/2034	148,793
Federal National Mortgage Assoc.	7.500	5/1/2034	53,595
Federal National Mortgage Assoc.	8.000	3/1/2032	68,707
Federal National Mortgage Assoc.	8.000	5/1/2032	25,048
Federal National Mortgage Assoc.	8.000	11/1/2033	28,264
Federal National Mortgage Assoc.	8.500	8/1/2030	4,743
Federal National Mortgage Assoc.	3.290	7/1/2033	366,343
Federal National Mortgage Assoc.	2.897	6/1/2044	28,152,423	(d)
Federal National Mortgage Assoc.	2.663	5/1/2033	502,294	(d)
Federal National Mortgage Assoc.	3.497	6/1/2033	541,444	(d)
Federal National Mortgage Assoc.	3.165	6/1/2033	472,643	(d)
Federal National Mortgage Assoc.	3.435	5/1/2033	22,634	(d)
Federal National Mortgage Assoc.	3.459	7/1/2033	248,815	(d)
Federal National Mortgage Assoc.	3.515	6/1/2033	4,717	(d)
Federal National Mortgage Assoc.	3.435	12/1/2032	284,080	(d)
Federal National Mortgage Assoc.	3.324	6/1/2033	190,941	(d)
Federal National Mortgage Assoc.	4.465	6/1/2033	38,405	(d)
Government National Mortgage Assoc.	7.000	12/15/2018	7,951
Government National Mortgage Assoc.	7.000	11/15/2023	85,734

See accompanying notes to schedule of assets on page 23.
- 21 -         (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2017

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
U.S. Treasury and U.S. Government Agency Debt Obligations
Government National Mortgage Assoc.	7.000%	3/15/2031	$71,516
Government National Mortgage Assoc.	7.000	5/15/2032	84,473
Government National Mortgage Assoc.	7.000	11/15/2032	32,501
Government National Mortgage Assoc.	7.500	12/15/2018	7,806
Government National Mortgage Assoc.	7.500	1/15/2031	147,018
Government National Mortgage Assoc.	7.500	1/15/2031	40,897
Government National Mortgage Assoc.	7.500	3/15/2031	12,723
Government National Mortgage Assoc.	7.500	5/15/2031	35,625
Government National Mortgage Assoc.	7.500	7/15/2031	45,821
Government National Mortgage Assoc.	7.500	9/15/2031	136,988
U.S. Treasury Bond	2.750	8/15/2047	435,609
U.S. Treasury Notes	0.750	8/15/2019	25,489,759	(f)
U.S. Treasury Notes	0.875	6/15/2019	15,249,785	(f)
U.S. Treasury Notes	1.500	5/15/2020	73,137,169
U.S. Treasury Notes	1.625	10/15/2020	94,061,209
U.S. Treasury Notes	1.875	10/31/2022	10,388,682
U.S. Treasury Notes	2.000	2/15/2025	10,275,133
U.S. Treasury Notes	2.250	8/15/2027	22,807,045
Vendee Mortgage Trust	0.083	10/15/2026	19,869	(d),(e)
Total U.S. Treasury and U.S. Government Agency Debt Obligations			1,680,110,445

Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
Abbott Laboratories	2.350	11/22/2019	5,001,900
Abengoa Finance S.A.	—	—	28,566
Abengoa Finance S.A.	—	—	7,735
Abengoa Abenewco 2 SAU	1.500	3/31/2023	102,423	(a)
Allergan Funding SCS	2.350	3/12/2018	10,007,921
Amazon.com Inc.	1.900	8/21/2020	2,977,440	(a)
Amgen Inc.	1.900	5/10/2019	4,982,950
Anheuser-Busch InBev Finance Inc.	1.900	2/1/2019	1,995,920
Apple Inc.	2.500	2/9/2022	5,005,950
AT&T Inc.	1.750	1/15/2018	499,859
AT&T Inc.	2.450	6/30/2020	2,994,510
Bank of America NA	2.650	4/1/2019	4,475,477
Bank of America NA	2.369	7/21/2021	4,989,000	(d)
BAT Capital Corp.	2.297	8/14/2020	2,982,660	(a)
Baxalta Inc.	2.000	6/22/2018	7,999,280
Berkshire Hathaway Finance Corp.	1.700	3/15/2019	6,973,470
Broadcom Corp	2.200	1/15/2021	4,885,050	(a)
Capital One NA	2.350	8/17/2018	2,503,100
Charter Communications Operating LLC/Charter Communications Operating Capital	3.579	7/23/2020	2,538,750
Chevron Corp.	1.961	3/3/2020	4,980,200
Citigroup Inc.	2.050	12/7/2018	4,994,900
Citigroup Inc.	2.050	6/7/2019	9,969,000
Citigroup Inc.	2.900	12/8/2021	3,015,630
Comcast Corp.	5.700	5/15/2018	1,014,189
Credit Suisse Group Funding Guernsey Ltd.	3.125	12/10/2020	3,038,160
CVS Health Corp.	1.900	7/20/2018	6,998,390
Dell International LLC/EMC Corp.	3.480	6/1/2019	5,061,850	(a)
Discover Bank	2.600	11/13/2018	2,508,400
Dominion Energy Inc.	2.579	7/1/2020	1,499,580
EI du Pont de Nemours & Co.	1.907	5/1/2020	5,031,404	(d)
Emera US Finance LP	2.150	6/15/2019	4,977,300
Energy Transfer Partners LP	2.500	6/15/2018	5,008,150
Fortive Corp.	1.800	6/15/2019	3,971,680
General Motors Co.	3.500	10/2/2018	3,028,710
General Motors Financial Company Inc.	3.200	7/13/2020	3,037,560
Gilead Sciences Inc.	1.850	9/4/2018	5,998,440
Honeywell International Inc.	1.400	10/30/2019	4,941,650
ING Bank N.V.	2.450	3/16/2020	10,004,631	(a)
JPMorgan Chase & Co.	1.850	3/22/2019	9,964,300

See accompanying notes to schedule of assets on page 23.
- 22 -         (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2017

Other Investments, continued
Description	Rate of Interest	Maturity	Fair Value*
Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities
Kraft Heinz Foods Co.	2.000%	7/2/2018	$9,997,500
Lockheed Martin Corp.	1.850	11/23/2018	4,990,900
McDonald's Corp.	2.100	12/7/2018	5,005,900
Medtronic Inc.	1.375	4/1/2018	998,970
Molson Coors Brewing Co.	1.450	7/15/2019	1,972,120
Morgan Stanley	2.450	2/1/2019	10,021,301
Morgan Stanley	2.750	5/19/2022	2,988,000
Newell Brands Inc.	2.600	3/29/2019	942,207
Northrop Grumman Corp.	2.080	10/15/2020	4,958,950
Rockwell Collins Inc.	1.950	7/15/2019	6,965,700
Shell International Finance BV	1.625	11/10/2018	4,985,850
Shire Acquisitions Investments Ireland DAC	1.900	9/23/2019	990,690
Sumitomo Mitsui Banking Corp.	2.250	7/11/2019	4,995,600
Sumitomo Mitsui Trust Bank Ltd.	2.050	3/6/2019	9,974,091	(a)
Teva Pharmaceutical Finance Netherlands III BV	1.700	7/19/2019	3,886,480
The Goldman Sachs Group Inc.	2.000	4/25/2019	8,966,340
The Goldman Sachs Group Inc.	2.905	7/24/2023	2,975,070	(d)
The Huntington National Bank	2.200	11/6/2018	5,002,000
The Sherwin-Williams Co.	2.250	5/15/2020	2,492,675
The Southern Co.	2.150	9/1/2019	2,884,375
The Toronto-Dominion Bank	1.750	7/23/2018	4,995,800
UBS Group Funding Switzerland AG	2.950	9/24/2020	3,031,259	(a)
United Technologies Corp.	1.500	11/1/2019	4,941,650
UnitedHealth Group Inc.	1.900	7/16/2018	5,000,450
Zimmer Biomet Holdings Inc.	2.000	4/1/2018	500,181
American Express Credit Account Master Trust 2017-6	2.040	5/15/2023	9,548,082
BA Credit Card Trust 2017-A2	1.840	1/17/2023	13,854,735
Chase Issuance Trust	1.360	4/15/2020	19,978,408
Citibank Credit Card Issuance Trust 2016-A1	1.750	11/19/2021	34,760,530
Citigroup Commercial Mortgage Trust 2013-GC15	1.129	9/10/2046	1,163,913	(d),(e)
JP Morgan Chase Commercial Mortgage Securities Trust 2007-C1	5.946	2/15/2051	4,738,175	(d)
Total Commercial Mortgage-Backed, Corporate Notes and Asset-Backed Securities			368,503,987

Total Other Investments			2,275,714,499

Total Investments			27,760,961,661

Notes Receivable from Participants	Rate of Interest	Maturity	Fair Value*

Various (64,465 notes receivable)	3.25 - 9.51%	1 month - 30 yrs.	$379,309,582	(g)

Total Notes Receivable from Participants			379,309,582

Total Assets (Held at End of Year)			$28,140,271,243

See accompanying notes to schedule of assets on page 23.
- 23 -         (continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2017

Notes to Schedule of Assets:

(a)
Pursuant to Rule 144A of the Securities Act of 1933, as amended, these securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2017, these securities amounted to $39,019,404 or 5.87% of the net assets of the GE RSP Short-Term Interest Fund. These securities have been determined to be liquid using procedures established by the Fund's Board of Trustees.

(b)	Funds managed and administered by SSGA Funds Management (SSGA FM), an affiliate of State Street Corporation (SSC), the Funds' custodian and accounting agent.
(c)	Coupon amount represents effective yield.
(d)	Variable or floating rate of security. The stated rate represents the rate at December 31, 2017.
(e)
Interest only security. These securities represent the right to receive the monthly interest payments on an underlying pool of mortgages. Payments of principal on the pool reduce the value of the "interest only" holding.

(f)	At December 31, 2017, a portion of this security was pledged to cover collateral requirements for futures.
(g)	Represents a party-in-interest to the Plan.

*	Cost omitted for participant directed investments

See accompanying Report of Independent Registered Public Accounting Firm.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Retirement Savings Plan

June 14, 2018	/s/ Jan R. Hauser
Date	Jan R. Hauser Vice President and Controller General Electric Company

Exhibit Number	Description of the Exhibit

Exhibit 23	Consent of Independent Registered Public Accounting Firm